wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2009 FEB 20 P 12:01

FILE NO. 82-34753

09045385

SUPPL

PROCESSED
MAR 2 2009
THOMSON REUTERS

17 February 2009

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 January 2009 and 16 February 2009 (inclusive)

- Notification of fourth quarter and full year results to 28 December 2008
- Notification in relation to voting rights and capital
- Settlement fine with FSA

2. Documents filed with Registrar of Companies for Scotland

None during the period.

3. Documents submitted to the Financial Services Authority

Preliminary announcement of fourth quarter and full year results to 28 December 2008 (supplied above)

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Final Results
Released	07:00 04-Feb-09
Number	7484M07

RNS Number : 7484M
Wolfson Microelectronics PLC
04 February 2009

4 February 2009

Wolfson Microelectronics plc

Fourth Quarter and Full Year Results to 28 December 2008

Strong cash position and prudent cost management to weather the storm

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces fourth quarter and audited full year results for 2008.

Key financials for full year 2008:
- Revenue decreased by 14.4% to $198.2m (2007: $231.6m)
- Gross margin, before exceptional charge, decreased by 160 basis points to 50.9% (2007: 52.5%)
- Operating profit $8.3m (2007: $36.9m)
- Adjusted operating profit* $19.7m (2007: $39.2m)
- Exceptional charges of $6.4m (2007: $nil)
- Diluted earnings per share 6.5 cents (2007: 24.8 cents)
- Adjusted diluted earnings per share * 13.5 cents (2007: 26.2 cents)
- Net cash inflow from operating activities of $16.0m (2007: $52.5m)
- Net cash balance at 28 December 2008 of $92.2m (2007: $89.6m)

Key financials for fourth quarter 2008:
- Revenue down 48% over Q4 2007 to $37.4m (Q4 2007: $71.6m)
- Adjusted operating profit* $0.1m (Q4 2007: $14.3m)
- Exceptional inventory write-down charge of $3.5m
- Operating loss ($4.6m) (Q4 2007: $13.0m profit)
- Adjusted diluted earnings per share* 0.6 cents (Q4 2007: 9.2 cents)
- Diluted loss per share (2.4) cents (Q4 2007: 8.4 cents earnings)
- Generated $3m in cash during the quarter

Full year 2008 operational highlights:
- Mobilehandset revenue up 60% to $60.9m ($38.0m in 2007)
- Solid progress made with AudioPlus products, launching 17 new products in 2008 (16 in 2007), including:
  - The first in the True Mics family of silicon microphones
  - Wolfson's next generation ultra low power CODEC
  - Three integrated audio and power management devices
- Substantial progress made in the development of our unique Ambient Noise Cancellation (ANC) technology, with the first chip sampling at key customers
- Tier 1 design win momentum is continuing and is up on 2007
- Mike Hickey appointed as CEO designate in September 2008 and Chief Executive Officer from 1 January 2009

Outlook
- Market visibility continues to be poor therefore no revenue guidance is being given
- Q1 2009 backlog currently $20m of which $7.5m has already been shipped and invoiced
- Gross margin expected to be around 50%
- Cash overheads have been reduced by 20% from H108 run rate through a combination of cost initiatives and foreign exchange benefits
- Cash breakeven reduced to annual revenue of between $125m to $130m
- Enter 2009 with $92m in cash and short term deposits, with no debt

- Product development on track creating a strong portfolio to maximise opportunities when markets recover

Commenting on the results, Mike Hickey, Chief Executive, said: "Wolfson has both the strong foundations for long term success and the financial strength to weather the current economic storm. We have over $90m in cash, no debt and a clear strategy for medium and long term growth. In Q4 2008 we realigned the business to be fitter and better prepared for a difficult 2009. All of our resources are focused on delivering great products, which will increase our addressable market and enable us to deliver strong financial results as economic conditions improve. For 2009, our key theme is cash conservation whilst continuing to innovate and deliver compelling products."

**Adjusted means after adding back amortisation of acquired intangible assets of $5.0m, and the exceptional charges of $6.4m. For earnings per share purposes, this is calculated by adding back to net profit these costs, net of the estimated tax impact of $3.1m and dividing by the number of shares in issue on a fully diluted basis. The adjusted results have been prepared in order to better demonstrate the performance of the Group by adding back, to the statutory results in the condensed consolidated income statement, items typically adjusted for by users of the financial information, which means before amortisation of acquired intangible assets and exceptional charges.*

Mike Hickey, CEO and Mark Cubitt, Finance Director, will be hosting a presentation to investors and analysts at 09.30 GMT at JP Morgan Cazenove, 20 Moorgate, London, EC2R 6DA. An audio webcast of the Wolfson Microelectronics plc Full Year Results and presentation can be heard LIVE from 09.30 GMT via http://www.wolfsonmicro.com/investor or www.streetevents.com Additionally, there is a dial in facility: UK Dial-in +44 (0) 20 3023 4494; US Dial-in +1 866 966 5335. Replay of conference call available from 1030 GMT on: +44 (0) 20 8196 1998 or +1 866 583 1035 Access Pin 606587#

Enquiries:

Wolfson Microelectronics
Mike Hickey, Chief Executive — 020 7977 0020 On the day
Mark Cubitt, Finance Director — 0131 272 7000 Thereafter

Corfin Communications
Harry Chathli, Neil Thapar — 020 7977 0020

Overview

2008 was a challenging year, not just for Wolfson but also for the whole consumer electronics industry. Wolfson's full-year revenue decreased by 14.4% to $198.2m (2007: $231.6m), most of the reduction being a consequence of the severe downturn experienced in the last quarter. Gross margin, before the exceptional charge, declined by 160 basis points to 50.9% (2007: 52.5%) primarily as a result of inventory write-offs. Net cash inflow from operating activities was $16.0m (2007: $52.5m), resulting in a net cash balance at 28 December 2008 of $92.2m (2007: $89.6m).

The table below summarises the results for the 52 week period ended 28 December 2008, before the exceptional charges of $6.4m ($4.7m after tax).

	2008 $m	2007 $m
Revenue	198.2	231.6
Gross profit	100.8	121.6
Overheads		
Research & development	(39.8)	(39.2)
Distribution & selling	(24.2)	(22.5)
Administrative	(13.9)	(14.0)
Share based compensation	(3.2)	(6.7)
Adjusted operating profit	19.7	39.2
Amortisation charges	(5.0)	(2.3)
Operating profit	14.7	36.9
Net financing income	2.3	3.9
Profit before tax	17.0	40.8
Income tax	(4.7)	(11.3)
Profit after tax	12.3	29.5
Adjusted diluted eps^ cents	13.5	26.2
Average £/$ exchange rate	1.88	2.00

^ Adjusted diluted eps means after adding back amortisation of acquired intangible assets, and, in 2008, the exceptional charges of $4.7m (net of tax). For earnings per share purposes, this is calculated by adding back to net profit these costs net of the estimated tax impact and dividing by the number of shares in issue on a fully diluted basis.

Strong growth was seen in the mobile handset segment, which has became the number one application segment for the first time, representing over 30% of 2008 revenue. Good growth was also seen during the year from the digital camera, automotive, headset and video gaming segments, while portable media players (PMP), portable navigation devices (PND), PC accessories and flat panel TV declined.

As the year progressed, the macroeconomic environment became increasingly weak. The unprecedented uncertainty surrounding global consumer confidence in the late summer led customers across a wide range of applications to significantly scale back their orders to well below normal seasonal patterns. Wolfson responded quickly with a thorough and prudent cost review. Staff reductions, in non-R&D areas, and other cost savings initiatives from this review have reduced the cost base by $6m on an annualised basis.

Despite the current adverse market conditions, Wolfson remains a business with the strong foundations required for continued success. It also has sufficient cash resources ($92.2m on 28 December 2008, with no debt) to help it meet the shorter term macroeconomic challenges. The company has a clear strategy to triple its serviceable addressable market and drive growth over the medium and long term. Wolfson has made solid progress against its product and market development plans in 2008 and is well positioned for when the global economy and business conditions improve.

Wolfson has continued to make solid progress with its AudioPlus products and technologies, evolving from core audio chips to increasingly sophisticated audio solutions. Notably the Company launched the first in its family of True Mics silicon microphones, resulting from the acquisition of Oligon Ltd in January 2007. Substantial progress was made in the development of the Ambient Noise Cancellation (ANC) technology, with the first chip for mobile phones starting sampling with key customers during the year.

Following his appointment as CEO designate in September 2008, Mike Hickey initiated a thorough operational review to ensure that the whole organisation is focused on delivering compelling products to market. The Company has carefully reviewed expenditure and ensured that this is prioritised and aligned with the successful delivery of its long term strategy. All research and development costs and capital expenditure have been assessed and, as a result, some projects have been cancelled while others have been postponed thereby enabling the Company to redeploy engineering resources to accelerate higher-return projects. This review, assisted by the favourable movement in the £/$ exchange rate, has enabled Wolfson to significantly reduce its cash breakeven level. The Company has also tightly controlled inventory throughout 2008 and this remains a priority going forward.

Operational review

Portable
The portable segment remains the Company's largest business segment, accounting for 75% of Group revenue. Revenue for the year in this segment decreased by 14% to $148m (2007: $172m). Fourth quarter revenue was $27m, down 51% compared to the same period in 2007 (Q4 2007: $56m).

In March, Wolfson was notified by one of its major tier one customers that it would not be included in the next generation of its PMP products. While this was disappointing, Wolfson continues to have a strong relationship with this customer and remains an important supplier for its other high growth product areas. The contract loss contributed to a PMP revenue decline in 2008 of 70% to $17m (2007: $56m).

In the half year results, Wolfson indicated that its PND revenue would decline in the second half due to demand weakness, pricing erosion and the loss of market share in low end PND devices. This is reflected in a decline of 44% in PND revenue for the year to $19m (2007: $34m). However, the Company believes this decline has now largely stabilised and has product plans in place to maintain and develop its leading position in the higher end of this market.

Sales into multimedia handsets rose by 60% for the full year and by 4% in the fourth quarter versus Q4 2007. Wolfson strengthened its market position with the leading South Korean vendors, with full year revenue from such customers increasing by 29%. Handset revenue accounted for $61m or 31% of 2008 Group revenue (2007: $38m, 16%).

Good growth was also seen during the year from the digital camera and headset segments. Wolfson maintained its leadership position in digital cameras (DSC) with sales up 20% on 2007, boosted as a result of revenues gained in 2008 from design wins achieved in 2007. Sales into DSC accounted for 9% of Group revenue in 2008 (2007: 6%). In the headset segment, where Wolfson's products provide high fidelity audio in both stereo and mono headsets used for a wide variety of applications, full year sales increased by 18% on 2007. This was from a small base, and this segment accounted for 2% of Group revenue in 2008.

The video games segment, where the majority of revenue is attributable to the portable business, also grew significantly, by 42% to $18m (2007: $13m).

In the fourth quarter, the DSC, headset and video games segments all declined year on year, primarily due to the deterioration in market conditions.

Consumer Audio and Imaging
Revenue from consumer audio applications, where Wolfson's semiconductors are primarily used in mains-powered electronics goods, declined 20% in 2008 to $32m (2007: $40m). In the fourth quarter, revenue was $5.8m, 48% down on Q4 2007 ($11.1m).

For the full year, the key contributory factors were flat panel TVs, where revenue declined by 26%, and sales into the audio visual and set top box markets, where revenue increased by 4%. These segments accounted for 4% and 3%, respectively, of Group revenue in 2008.
Revenue from automotive, where Wolfson provides its products into infotainment applications, represented just over 3% of 2008 Group revenue, increasing by 56% on 2007, reflecting the rising expectation for high performance audio in rear seat entertainment systems.

Revenue in the imaging segment, where Wolfson's products are incorporated into a wide range of multifunction peripherals, was $18.4m (2007: $19.4m). Revenue in the fourth quarter was $4.2m, an 11% decline on Q4 2007: $4.7m.

New Product Development

Supporting the Wolfson AudioPlus™ strategy, the Company launched 17 new products during 2008 (16 in 2007).

In the first quarter, the Company launched three Smart Power products targeted at the portable market. These included the second power management solution, the WM8400, which is a highly integrated audio CODEC and power management unit providing a cost-effective companion solution for multimedia applications processors in mobile handsets. Also launched were the WM9001, a powerful class AB/D speaker driver providing exceptional audio performance and enhanced flexibility for mobile handsets, media players and PNDs, and the WM8900, an ultra low power multimedia CODEC with Class G headphone amplifier, designed to extend battery life in portable multimedia applications.

In the second quarter, Wolfson brought to market its next generation ultra low power CODEC, the WM8903. Including various innovative new technologies, such as SmartDAC™, Class W amplifier and SilentSwitch™, the WM8903 is designed to dramatically extend playback time for audio enabled portable devices, such as portable media players, multimedia handsets and handheld gaming systems. It takes high performance audio at ultra low power consumption to a new level and enables designers to create portable devices with audio playback times of up to forty hours on a single charge. The WM8903 is a great example of the Wolfson AudioPlus™ product line, interlacing elements of Pure Audio, Smart Power, True Mics and Enhanced Soundware. This proprietary new technology provides the foundation for Wolfson's next generation of ultra low power audio devices.

In the third quarter, Wolfson launched the first devices in its new family of True Mic silicon microphones. These ultra compact microphones enable high performance recording in a wide range of portable consumer products. Wolfson's technology is based on its unique MEMS transducer IP which uses standard foundries to deliver greater reliability, repeatability and scalable production capacity, enabling cost and flexibility benefits to be passed on to the end customer. With world leading sensitivity tolerance, these silicon microphones also bring multiple microphone applications into cost effective reach for many end product manufacturers.

In the fourth quarter, the Company launched two more integrated audio and power management solutions targeted at the portable market. These extend Wolfson's award winning power management portfolio, giving its customers more choice over the level of functionality they require to match their application needs, and widening the range of multimedia processors with which the devices can be paired.

Wolfson continues to achieve design win momentum with both existing and new customers, and is making further in-roads into new applications, with the number of design wins across Tier 1 customers in 2008 up on 2007.

Wolfson's power management products have attracted a good number of design wins across both Tier 1 and Tier 2 customers in 2008. Power management products are inherently more complex in nature, with a greater level of integration required in the system development. Therefore, these design wins did not make a significant contribution to revenue in 2008 due to the longer lead time from design win to initial revenue, but are expected to make an increased contribution in 2009.

During the first half of 2008, Wolfson's discrete component Ambient Noise Cancellation (ANC) solution was selected by Audio-Technica, a Japanese headset vendor, for its in-ear headphones, the Quiet Point™ ATH-ANC3, and this product has now been launched worldwide.

Wolfson's unique newly developed integrated chip based ANC technology is targeted at Mobile phones, but can be also be applied to headphones and headsets for PMP and other multimedia devices to enable an enhanced music experience. Wolfson is currently working with a number of mobile phone handset and headphone manufacturers as they sample products, and their responses have been very encouraging.

A combination of the deterioration in the macroeconomic environment and slower than anticipated end product technology development have caused some delays in the roll-out by customers of products adopting ANC technology, making it unlikely that the Sonaptic acquisition will prove to be accretive in 2009. However, given market projections and the strong customer interest, Wolfson remains highly confident in its medium and long term potential.

Management

In September 2008, the Company announced the appointment of Mike Hickey as CEO designate and Mike took over as CEO from 1 January 2009. Mike brings considerable experience at a senior level, in particular within Wolfson's now-largest application area, mobile handsets. In September we strengthened our industry expertise and knowledge with the appointment, as a non-executive director, of Glenn Collinson, former Sales Director of Cambridge Silicon Radio (CSR) plc.

Financial review

Fourth quarter ended 28 December 2008

The table below summarises the results for the quarter ended 28 December 2008, before the exceptional charge of $3.5m in Q4 2008 (Q4 2007: $nil; Q3 2008: $2.85m exceptional charge).

	Q4 2008**		Q4 2007		Q3 2008**	
	$m	% revs	$m	% revs	$m	% revs
Revenue	**37.4**		**71.6**		**60.5**	
Gross profit	18.5	49.5%	37.3	52.0%	30.3	50.1%
Overheads						
Research & development	(9.0)	24%	(10.9)	15%	(10.6)	18%
Distribution & selling	(5.3)	14%	(7.1)	10%	(6.1)	10%
Administration	(3.4)	9%	(3.6)	5%	(3.7)	6%
Share based compensation	(0.7)	2%	(1.4)	2%	(0.8)	2%
Adjusted operating profit*	**0.1**	**0%**	**14.3**	**20%**	**9.1**	**15%**
Amortisation charges	(1.2)	3%	(1.3)	2%	(1.2)	2%
Operating (loss)/profit	**(1.1)**	**(3%)**	**13.0**	**18%**	**7.9**	**13%**
Net financing income	0.6	2%	0.6	1%	0.4	1%
(Loss)/profit before tax	**(0.5)**	**(1%)**	**13.6**	**19%**	**8.3**	**14%**
Income tax	0.3		(3.7)		(2.3)	
(Loss)/profit after tax	**(0.2)**	**(1%)**	**9.9**	**14%**	**6.0**	**10%**
Diluted (loss)/earnings per share (IFRS basis) (cents)	(2.4)		8.4		3.3	
Adjusted diluted earnings per share* (cents)	0.6		9.2		5.8	
Average £/$ exchange rate	1.65		2.03		1.94	

* Adjusted means after adding back amortisation of acquired intangible assets, and the exceptional charges. For earnings per share purposes, this is calculated by adding back to net profit these costs net of the estimated tax impact and dividing by the number of shares in issue on a fully diluted basis

** before the exceptional charge of $3.5m and associated tax benefit of $0.92m in Q4 2008 (Q4 2007: $nil; Q3 2008: $2.85m exceptional charge and associated tax benefit of $0.78m)

Wolfson reported revenue in the fourth quarter of $37.4m, down 48% on Q4 2007. This in part reflects the deterioration in the consumer electronics market from the late summer, with the decline most notable in PMP (down 88%) and PND (down 67%). Revenue increased from handsets applications by 4% in Q4 2008 compared to the equivalent period in 2007.

Gross profit, before the exceptional charge, in Q4 2008 was $18.5m, down 50% on Q4 2007, broadly in line with the decline in revenue. Gross margin, at 49.5%, was lower both sequentially and year on year as a result of both the impact of the reduced volumes on manufacturing overhead recovery and certain inventory provisions.

Research and development expenditure, excluding amortisation and share based compensation charges, reduced both sequentially and year on year as a result of the cost saving initiatives and the exchange rate benefit from the fall in the value of sterling. A similar reduction was achieved in distribution and selling costs. Administration expenses include $0.3m in respect of the FSA investigation and fine announced on 20th January 2009.

Operating loss of $1.1m, before the exceptional charge, compares to a profit of $13.0m in Q4 2007 and reflects the significant decline in revenue being only partly offset by the reduction in the overhead cost base. Adjusted operating profit (excluding amortisation of acquired intangible assets and exceptional charge) was $0.1m and fell in line with the operating profit.

Year ended 28 December 2008

Income Statement

Revenue decreased by 14.4% to $198.2m (2007: $231.6m), whilst profit before tax (before the exceptional charge) fell by 58% to $17.0m (2007: $40.8m). Earnings per share reduced to 13.5 cents on an adjusted diluted basis (2007: 26.2 cents).

The movement in reported profit before tax and exceptional items from $40.8m in 2007 to $17.0m in 2008 was attributed mainly to:

- fall in revenue of 14.4%
- decrease in gross margins from 52.5% to 50.9% primarily due to inventory write-offs
- full year impact of 2007 acquisitions of $5.2m

Partly offset by:

- positive foreign exchange impact in the fourth quarter due to the fall in the value of sterling against the US dollar.
- reduction in non cash share based compensation charges of $3.5m

Gross profit (before the exceptional charge) in 2008 was $100.8m, down 17% from the previous year (2007: $121.6m). During the year the gross margin fell by 160 basis points to 50.9% (2007: 52.5%). This was mainly attributable to the impact of the reduced volumes on manufacturing overhead recovery, full year impact of higher gold prices and additional inventory provisions.

An exceptional restructuring charge of $2.9m was booked in the third quarter in relation to the headcount reduction and the change of CEO. Of this charge, $0.5m is non-cash and relates to early vesting of share-based compensation. The annualised savings from the headcount reduction and other initiatives implemented in the fourth quarter are expected to be at least $6m. In addition, as a consequence of the dramatic and rapid downturn in the global economy in the latter part of the financial year and the resulting negative effect on consumer demand, the Company identified a number of product lines with excess inventory. Inventory is classed by the Company as excess when inventory levels are greater than current and forecast customer demand over the next 12 months. Given the present very limited visibility of forecast customer orders for particular products, primarily as a result of the rapid slowdown in customer demand, an exceptional write-down of $3.5m in the carrying value of inventory has been recognised in the fourth quarter.

Wolfson has continued its focus on overhead management. Total overheads, excluding amortisation of acquired intangibles and share based compensation charges, amounted to $77.9m, compared to $75.7m in 2007, an increase of 3%. The increase reflects the full year impact of the Sonaptic acquisition in 2007, partly offset by the favourable sterling/dollar exchange rate movement.

Our continual investment in new product development and best in class engineering tools is imperative to our Wolfson AudioPlus™ strategy and our long term competitiveness. Expenditure on research and development, excluding exceptional and non cash charges such as amortisation and share based compensation charges, increased by 2% to $39.8m or 20.1% of revenue (2007: $39.2m or 16.9% of revenue). The increase represents the full year impact of the investment in the technologies acquired in 2007, partly offset by the favourable exchange rate movement. It is anticipated that in 2009 we will spend approximately the same sterling amount on research and development, which will translate into a US dollar saving of about 10% on the 2008 level, assuming an exchange rate of $1.56 = £1.

Distribution and selling expenses, excluding the exceptional and share based compensation charges, increased by 8% to $24.2m or 12.2% of revenue (2007: $22.5m or 9.7% of revenue). The increase was due mainly to the full year impact of the 2007 investment in recruitment of new personnel in the US and Europe. We expect distribution and selling expenses (excluding share based compensation) to reduce by approximately 20% in 2009 as a result of the cost savings initiative and assuming the exchange rate noted above.

Administrative expenses, excluding the exceptional and share based compensation charges, were stable at $13.9m or 7.0% of revenue (2007: $14.0m or 6.1% of revenue). We anticipate that administrative expenses (excluding share based compensation charges) will reduce by approximately 15% in 2009 as a result of the cost savings initiative and assuming the exchange rate noted above.

Share based compensation charges, calculated in accordance with IFRS 2, amounted to $3.2m in 2008 (before the $0.5m exceptional charge), compared to $6.7m in 2007. The decrease was due mainly to fewer share awards granted to staff in 2008, the lower share price, credits on lapsed awards and the impact of the movement in the sterling/dollar exchange rate. This charge is expected to be around $4m in 2009, assuming the exchange rate noted above.

Intangible asset amortisation charges on the acquisitions amounted to $5.0m (2007: $2.3m), representing a full year charge for the Sonaptic and Oligon acquisitions in 2007. The projected charge for 2009 is expected to remain around $5m.

Adjusted operating profit was $19.7m or 9.9% of revenue, compared to $39.2m or 16.9% of revenue in 2007. The decline reflects the deterioration in the consumer electronics market in the fourth quarter of 2008.

Net financing income reduced to $2.3m (2007: $3.9m). The finance expense of $1.9m booked in 2008 relates mainly to the interest on the pension scheme obligation and notional interest on the discounted deferred consideration on the acquisitions, both being non cash items.

Taxation

The effective rate of tax for 2008 was 28% (28% 2007), benefiting from additional allowances on research and development expenditure, offset by the partial non deductibility of share based compensation charges on awards below the issue price. This 28% rate is expected to continue in 2009.

Cash Flow & Balance Sheet

Summarised Consolidated Cash Flow *52 weeks ended 28 December 2008*	**2008** **Sm**	**2007** **Sm**
Profit before tax (after exceptional charges)	**10.6**	**40.8**

Depreciation & amortisation	14.4	10.7
Net Finance income	(2.3)	(3.9)
Earnings before interest, tax, depreciation and amortisation	**22.7**	**47.6**
Share based compensation charge	3.7	6.7
Change in working capital	(3.6)	6.0
Income taxes paid	(6.8)	(7.8)
Net cash flow from operating activities	**16.0**	**52.5**
Capital expenditure	(6.3)	(13.1)
Free cash flow	**9.7**	**39.4**
Purchase of own shares by employee share trust	-	(28.1)
Purchase of shares for cancellation	(6.7)	-
Proceeds of issue of shares	-	2.4
Deferred consideration /acquisitions	(3.6)	(27.9)
Interest received	3.5	4.4
Foreign exchange gains	(0.3)	-
Net cash inflow / (outflow)	**2.6**	**(9.8)**
Opening cash balances	89.6	99.4
Closing cash balances	**92.2**	**89.6**

Cash and short-term deposits amounted to $92.2m at 28 December 2008 (30 December 2007: $89.6m). The Company has no debt. This position, combined with committed bank facilities of $30m, provide the business with sufficient liquidity to be in a strong position to weather the current difficult economic conditions.

Net cash inflow from operating activities was $16.0m (2007: $52.5m). There was an outflow from working capital of $3.6m (2007: an inflow of $6.0m).

During the year the Company paid $6.7m to purchase shares for cancellation. The Company also spent $3.6m on deferred consideration as milestones were achieved on the 2007 acquisitions.

Cash outflow on capital expenditure amounted to $6.3m (2007: $13.1m). The majority of this expenditure was invested in the Company's "True Mics" project and IT systems and software.

The value of inventory held at 28 December 2008 was $19.0m or 91 days inventory (30 December 2007: $25.5m or 69 days inventory). It is anticipated that inventory levels will average around 80 - 90 days in 2009 to meet fluctuations in demand. Trade receivables amounted to $18.0m or 50 days sales outstanding at 28 December 2008 (30 December 2007: $28.5m or 43 days sales outstanding). It is expected that the number of days sales outstanding will average around 40 - 50 in 2009. Trade payables at 28 December 2008 amounted to $5.1m or 29 days purchases (30 December 2007: $27.4m or 62 days purchases). It is anticipated that the number of days purchases will average around 50 - 60 in 2009.

Treasury and Foreign Exchange

Nearly all revenue and cost of goods sold are denominated in US dollars, so there is a natural and effective hedge down to the gross margin level. However, over 70% of operating costs are denominated in sterling, and this represents structural currency exposure derived from the UK base of the Company. During 2008 there was limited currency hedging in place, which allowed the Company to benefit from the fall in the value of sterling in the second half of the year. It is estimated that every one cent decrease in the US dollar/sterling exchange rate has the effect of increasing the Group's operating profit by $275,000 on an annualised basis. To lock in some of the advantage of the recent fall in sterling, the first half overheads for 2009 have been locked in at an average rate of $1.56 = £1. The second half of 2009 remains unhedged. The average dollar/sterling exchange rate in 2008 was 1.88, against 2.00 in 2007.

Share repurchases

On 29 July 2008 the Company announced that the Board had approved the purchase of up to 10% of the outstanding shares in issue (a maximum of 11.8 million shares) under the standing authority granted at the AGM in 2008. As at 28 December 2008 3.2m shares had been purchased and cancelled for a total consideration of $6.7m. In light of the uncertain macroeconomic environment and the priority to conserve cash, the Board has suspended the share repurchase programme.

Outlook

The beginning of 2009 has seen market conditions remain uncertain, leading to particularly limited visibility of customer orders. Wolfson expects the macroeconomic environment, and in particular the consumer electronics market, to continue to be weak well into 2009. Therefore the Company is giving no revenue guidance for Q1 2009, but can confirm that its current backlog for this quarter is $20m of which $7.5m has been invoiced. Gross margin is expected to be around 50%, held down by increased pricing pressure and lower volumes.

The Company aims to maintain its cash position in 2009 and will continue to closely monitor the business to achieve this objective. Wolfson has reduced its cash overheads by 20% from the H108 run rate through a combination of cost initiatives and foreign exchange benefits. Cash breakeven is now between $125m and $130m revenues. Cash conservation, whilst innovating and delivering compelling products, will be the key theme for 2009. In particular, Wolfson is focussing on bringing to market and maximising opportunities for its power management, silicon microphone and noise cancellation devices, aiming to be a leader in these expanding markets.

Through targeted new product development and by maintaining tight operational cost control, Wolfson expects to further strengthen its position mid to long term, both competitively and financially, enabling it to thrive when the market conditions improve.

Condensed consolidated income statement

For the period ended 28 December 2008

		52 weeks 2008 Period from 31 December 2007 to 28 December 2008			52 weeks 2007
		Before exceptional charge	Exceptional charges *(Note 5)*	Total	Period from 1 January 2007 to 30 December 2007
	Notes	$'000	$'000	$'000	$'000
Revenue	4	198,199	-	198,199	231,601
Cost of sales		(97,402)	(3,500)	(100,902)	(109,985)
Gross profit		100,797	(3,500)	97,297	121,616
Distribution and selling costs		(25,174)	(743)	(25,917)	(24,700)
Research and development expenses		(46,014)	(127)	(46,141)	(44,409)
Administrative expenses		(14,917)	(1,980)	(16,897)	(15,621)
Operating profit	4	14,692	(6,350)	8,342	36,886
Financial income		4,210	-	4,210	5,721
Financial expenses		(1,922)	-	(1,922)	(1,786)
Net financing income		2,288	-	2,288	3,935
Profit before tax		16,980	(6,350)	10,630	40,821
Income tax expense	6	(4,659)	1,695	(2,964)	(11,293)
Profit for the period		12,321	(4,655)	7,666	29,528
Basic earnings per share (cents)	7			6.52	25.08
Diluted earnings per share (cents)	7			6.50	24.78

The results for the 52 week periods ended 30 December 2007 and 28 December 2008 have been extracted from the financial statements for those periods. These financial statements have been reported on by the Company's auditors.

Condensed consolidated income statement *(continued)*

For the period ended 28 December 2008

		Q4 2008			Q4 2007	Q3 2008		
		Period from 29 September 2008 to 28 December 2008				Period from 30 June 2008 to 28 September 2008		
		Before exceptional charge	Exceptional charge *(Note 5)*	Total	Period from 1 October 2007 to 30 December 2007	Before exceptional charges	Exceptional charges *(Note 5)*	Total
	Notes	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue	4	37,442	-	37,442	71,624	60,457	-	60,457
Cost of sales		(18,898)	(3,500)	(22,398)	(34,362)	(30,186)	-	(30,186)
Gross profit		18,544	(3,500)	15,044	37,262	30,271	-	30,271
Distribution and selling costs		(5,526)	-	(5,526)	(7,617)	(6,373)	(743)	(7,116)
Research and development expenses		(10,521)	-	(10,521)	(12,796)	(11,960)	(127)	(12,087)
Administrative expenses		(3,592)	-	(3,592)	(3,896)	(4,042)	(1,980)	(6,022)
Operating (loss) / profit	4	(1,095)	(3,500)	(4,595)	12,953	7,896	(2,850)	5,046
Financial income		930	-	930	1,452	989	-	989
Financial expenses		(331)	-	(331)	(785)	(538)	-	(538)
Net financing income		599	-	599	667	451	-	451

(Loss) / profit before tax		(496)	(3,500)	(3,996)	13,620	8,347	(2,850)	5,497
Income tax expense	6	253	918	1,171	(3,677)	(2,333)	777	(1,556)
(Loss) / profit for the period		(243)	(2,582)	(2,825)	9,943	6,014	(2,073)	3,941
Basic (loss) /earnings per share (cents)	7			(2.44)	8.41			3.34
Diluted (loss) /earnings per share (cents)	7			(2.44)	8.35			3.33

The above quarterly information is notaudited

Condensed consolidated statement of recognised income and expense

For the period ended 28 December 2008

	Q4 2008 **Period from 29 September 2008 to 28 December 2008** **$'000**	Q4 2007 Period from 1 October 2007 to 30 December 2007 **$'000**	Q3 2008 Period from 30 June 2008 to 28 September 2008 **$'000**	**52 weeks 2008** **Period from 31 December 2007 to 28 December 2008** **$'000**	52 weeks 2007 Period from 1 January 2007 to 30 December 2007 **$'000**
Actuarial gain/(loss) on net defined benefit obligations	276	(882)	-	(344)	4,474
Deferred tax on net defined benefit obligations recognised in equity	(78)	318	-	96	(1,698)
Foreign exchange translation differences for foreign operations	(18)	60	-	(5)	33
Effective portion of changes in fair value of cash flow hedges	(1,051)	-	-	(1,051)	-
Net (expense) / income recognised directly in equity	(871)	(504)	-	(1,304)	2,809
(Loss) / profit for the period	(2,825)	9,943	3,941	7,666	29,528
Total recognised income and expense for the period	(3,696)	9,439	3,941	6,362	32,337

The results for the 52 week periods ended 30 December 2007 and 28 December 2008 have been extracted from the financial statements for those periods. These financial statements have been reported on by the Company's auditors. The quarterly information is not audited.

Condensed consolidated balance sheet

As at 28 December 2008

	Notes	**As at 28 December 2008** **$'000**	As at 28 September 2008 **$'000**	As at 30 December 2007 (Restated) **$'000**
Assets				
Property, plant and equipment		34,401	35,472	37,289
Intangible assets		40,651	42,886	45,515
Total non-current assets		75,052	78,358	82,804
Inventories		18,989	27,428	25,548
Trade and other receivables		21,222	33,160	34,496
Short-term deposits		79,607	73,632	73,422
Cash and cash equivalents		12,586	15,157	16,183
Total current assets		132,404	149,377	149,649
Total assets		207,456	227,735	232,453

Equity

Issued capital	8	192	194	198
Share premium account	8	58,801	58,801	58,774
Capital redemption reserve	8	503	501	497
Hedging reserve	8	(1,051)	-	-
Retained earnings	8	117,885	122,446	114,399
Total equity attributable to equity holders of the parent		176,330	181,942	173,868
Liabilities				
Employee benefits		1,347	4,258	3,918
Deferred tax liabilities		5,345	4,965	5,595
Other payables		6,244	3,912	5,398
Total non-current liabilities		12,936	13,135	14,911
Income tax payable		896	2,636	3,631
Trade and other payables, including derivatives		17,294	30,022	40,043
Total current liabilities		18,190	32,658	43,674
Total liabilities		31,126	45,793	58,585
Total equity and liabilities		207,456	227,735	232,453

The financial position at 30 December 2007 and 28 December 2008 have been extracted from the financial statements for those periods. These financial statements have been reported on by the Company's auditors. The quarterly information at 28 September 2008 is not audited.

Condensed consolidated statement of cash flows *For the period ended 28 December 2008*	Q4 2008 Period from 29 September 2008 to 28 December 2008 S'000	Q4 2007 Period from 1 October 2007 to 30 December 2007 S'000	Q3 2008 Period from 30 June 2008 to 28 September 2008 S'000	52 weeks 2008 Period from 31 December 2007 to 28 December 2008 S'000	52 weeks 2007 Period from 1 January 2007 to 30 December 2007 S'000
Cash flows from operating activities					
Profit for the period	(2,825)	9,943	3,941	7,666	29,528
Adjustments for:					
Depreciation and amortisation	3,518	3,531	3,597	14,379	10,597
Foreign exchange (gains)/ losses	(758)	(92)	(283)	(1,281)	230
Net financing income	(599)	(667)	(451)	(2,288)	(3,935)
Equity-settled share-based payment expenses	712	1,390	1,246	3,671	6,671
Income tax expense	(1,171)	3,677	1,556	2,964	11,293
	(1,123)	17,782	9,606	25,111	54,384
Decrease / (increase) in inventories	8,439	(1,136)	3,905	6,559	(3,212)
Decrease / (increase) in trade and other receivables	11,953	5,897	(181)	12,917	(8,338)
(Decrease) / increase in trade and other payables	(10,085)	533	(1,664)	(19,222)	19,953
(Decrease) /increase in employee benefits	(2,529)	(2,603)	18	(2,562)	(2,433)
Cash generated from the operations	6,655	20,473	11,684	22,803	60,354
Income taxes paid	(294)	(3,688)	(1,683)	(6,794)	(7,830)
Net cash inflow from operating activities	6,361	16,785	10,001	16,009	52,524

Condensed consolidated statement of cash flows *(continued)* *For the period ended 28 December 2008*	Q4 2008 S'000	Q4 2007 S'000	Q3 2008 S'000	52 weeks 2008 S'000	52 weeks 2007 S'000
Cash flows from investing activities					
Interest received	1,008	1,705	901	3,484	4,618
Acquisition of property, plant and equipment and intangible assets	(571)	(6,645)	(2,037)	(6,310)	(13,126)

Acquisition of subsidiary, net of cash acquired	-	(2,275)	-	-	(27,875)
Deferred consideration paid for acquisition of subsidiaries	(1,120)	-	-	(3,633)	-
Amounts (placed on) /withdrawn from short-term deposits	(5,975)	(9,576)	(880)	(6,185)	(21,074)
Net cash outflow from investing activities	(6,658)	(16,791)	(2,016)	(12,644)	(57,457)
Cash flows from financing activities					
Proceeds from the issue of share capital	-	392	5	27	2,485
Net purchase of own shares held under trust	-	89	-	-	(28,086)
Purchase and cancellation of own shares	(2,092)	-	(4,569)	(6,661)	-
Interest paid	(10)	(9)	(11)	(94)	(42)
Net cash (outflow) / inflow from financing activities	(2,102)	472	(4,575)	(6,728)	(25,643)
Net (decrease) / increase in cash and cash equivalents	(2,399)	466	3,410	(3,363)	(30,576)
Cash and cash equivalents at start of period	15,157	15,755	12,017	16,183	47,077
Effect of exchange rate fluctuations on cash held	(172)	(38)	(270)	(234)	(318)
Cash and cash equivalents at end of period	12,586	16,183	15,157	12,586	16,183
Cash and cash equivalents at end of period	12,586	16,183	15,157	12,586	16,183
Short-term deposits at end of period	79,607	73,422	73,632	79,607	73,422
Total cash and short-term deposits at end of period	92,193	89,605	88,789	92,193	89,605

The results for the 52 week periods ended 30 December 2007 and 28 December 2008 have been extracted from the financial statements for those periods. These financial statements have been reported on by the Company's auditors. The quarterly information is not audited.

Notes to the Preliminary Announcement

1. Financial information

This press release contains the financial information of the Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the thirteen and fifty-two week periods ended 28 December 2008. The comparative periods are the thirteen and fifty-two week periods ended 30 December 2007. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter. The quarterly information is not audited.

The financial information set out in this announcement for the fifty-two week period ended 28 December 2008 and the fifty-two week period ended 30 December 2007 does not constitute the Group's statutory accounts for these periods within the meaning of Section 240 of the Companies Act 1985. The statutory accounts for 2007 have been delivered to the Registrar of Companies and those for 2008 will be delivered in due course. Both sets of accounts have been prepared under International Financial Reporting Standards as adopted by the EU ("adopted IFRS"). The auditors have reported on those financial statements; their reports were (i) unqualified; (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports; and (iii) did not contain statements under section 237(2) or (3) of the Companies Act 1985. This preliminary announcement was authorised by the Board on 4 February 2009.

A copy of this press release is available on the Company's website at www.wolfsonmicro.com

2. Basis of preparation

The financial information set out in this announcement has been prepared on the historical cost convention and in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union ("adopted IFRS"). The accounting policies adopted by the Group in this financial information are consistent with those used in the financial statements for the 52 week period ended 30 December 2007. The financial information is presented in US dollars rounded to the nearest thousand.

As permitted by IAS 1: *Presentation of Financial Statements*, the Group has disclosed additional information in respect of exceptional charges on the face of the income statement in order to aid understanding of the Group's financial performance. An item is treated as exceptional if it is considered that by virtue of its nature, scale or incidence and of such significance that separate disclosure is required for the financial statements to be properly understood.

Restatement of comparatives
During 2008, the provisional fair values of deferred tax and income tax balances recognised on the acquisition, in 2007, of Sonaptic Limited were finalised, resulting in a reduction in goodwill of $523,000 and a corresponding increase in deferred tax assets ($396,000) and income taxes receivable ($127,000).

3. Basis of consolidation of the Group

The financial information consolidates the results of and net assets of Wolfson Microelectronics plc and its subsidiaries. The results of subsidiary undertakings acquired or sold are consolidated from the date that control commences until the date control ceases using the purchase method of accounting.

4. Segment reporting

The primary format, business segments, is based on the Group's management and internal reporting structure. The Group is organised into three main business segments: consumer audio products, digital imaging applications and portable applications.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate expenses, including administrative expenses and facilities costs.

4. Segment reporting *(continued)*

	Q4 2008	Q4 2007	Q3 2008	52 weeks 2008	52 weeks 2007

	Period from 29 September 2008 to 28 December 2008 $000	Period from 1 October 2007 to 30 December 2007 $000	Period from 30 June 2008 to 28 September 2008 $000	Period from 31 December 2007 to 28 December 2008 $000	Period from 1 January 2007 to 30 December 2007 $000
Segment revenue:					
Consumer	5,785	11,067	9,807	31,814	39,736
Imaging	4,177	4,682	4,931	18,356	19,418
Portable	27,480	55,875	45,719	148,029	172,447
Total revenue for the period	37,442	71,624	60,457	198,199	231,601
Contribution					
Consumer	470	2,763	2,218	6,271	9,466
Imaging	1,581	2,678	1,825	6,987	10,441
Portable	4,248	23,510	16,624	47,441	75,034
	6,299	28,951	20,667	60,699	94,941
Corporate expenses	(10,894)	(15,998)	(15,621)	(52,357)	(58,055)
Operating (loss) / profit	(4,595)	12,953	5,046	8,342	36,886

5. Exceptional charges

During the third quarter of 2008, a programme was undertaken to review the non-R&D cost base of the Company. Restructuring costs of $2.85 million were recognised in the period ($2.1million after related corporation tax credit) and disclosed as an exceptional charge in the consolidated income statement. The figure of $2.85 million includes the one off costs associated with the change in Chief Executive Officer, of which $0.5million relates to share-based payments expense arising from the early vesting of share-based awards which does not have an associated cash outflow.

In addition, and as a consequence of the dramatic and rapid downturn in the global economy in the latter part of the financial year and the resulting negative effect on consumer demand, in the fourth quarter of 2008 the Company identified an increased number of product lines with excess inventory. Inventory is identified by the Company as excess where inventory levels are greater than the current and forecast customer demand over the next 12 months. Given the current very limited visibility of forecast customer orders for particular products, primarily as a result of the rapid slowdown in customer demand particularly during the final quarter, an exceptional write down of $3.5million in the carrying amount of inventory has been recognised in the period. Total inventory write downs covering the full financial year amounted to $5.4 million which compares with an aggregate amount of $1.6 million recognised in the previous financial year. As a consequence of the unprecedented nature and rapidity of this reduction in forecast demand for these products, the directors consider that this additional inventory write down is exceptional in nature and, due to its significance, should be separately disclosed as such on the face of the income statement.

6. Income tax expense

The total effective tax rate for the 52 week period ended 28 December 2008 is 27.9% (*2007: 28%*). This reflects the UK corporation tax rate of 28.5% for the period as reduced by tax allowances on research and development expenditure. The total effective tax rate has, however, been adversely affected by the different basis of calculation of deferred tax on unexercised share options at the year end and related share based payments charged in the period.

Current tax payable for the current and prior periods is classified as a current liability to the extent that it is unpaid. The amount of current tax payable is reduced by the tax relief available when share options are exercised by employees. It is not possible to predict the timing of this relief as it is dependent on the decisions of individual share option holders.

7. Earnings per share

	Q4 2008 Period from 29 September 2008 to 28 December 2008 $000	Q4 2007 Period from 1 October 2007 to 30 December 2007 $000	Q3 2008 Period from 30 June 2008 to 28 September 2008 $000	52 weeks ended 28 December 2008 $000	52 weeks ended 30 December 2007 $000
(Loss) / profit for the period attributable to equity shareholders (basic and diluted)	(2,825)	9,943	3,941	7,666	29,528
Exceptional charges after tax*	2,582	-	2,073	4,655	-
Amortisation of acquired intangible assets*	923	951	897	3,620	1,680
Adjusted profit for the period attributable to equity shareholders (basic and diluted)					

	680	10,894	6,911	15,941	31,208
	cents	cents	cents	cents	cents
Basic (loss) / earnings per share	(2.44)	8.41	3.34	6.52	25.08
Diluted (loss) / earnings per share	(2.44)	8.35	3.33	6.50	24.78
Adjusted basic earnings per share	0.59	9.21	5.86	13.56	26.51
Adjusted diluted earnings per share	0.59	9.15	5.84	13.51	26.19

* After the estimated tax impact of this charge

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

7. Earnings per share (*continued*)

	Q4 2008 Period from 29 September 2008 to 28 December 2008 No. of shares	Q4 2007 Period from 1 October 2007 to 30 December 2007 No. of shares	Q3 2008 Period from 30 June 2008 to 28 September 2008 No. of shares	52 weeks ended 28 December 2008 No. of shares	52 weeks ended 30 December 2007 No. of shares
Issued ordinary shares at start of period	116,420,980	118,173,089	118,314,980	118,276,980	117,082,873
Effect of shares issued during the period from exercise of employee share options	-	60,509	8,846	33,608	613,546
Effect of shares cancelled during the period following purchase by Company of own shares	(845,978)	-	(418,692)	(791,389)	-
Effect of shares issued during the period as part of the consideration for the acquisition of subsidiary	-	-	-	-	31,606
Weighted average number of ordinary shares at end of period - for basic earnings per share	115,575,002	118,233,598	117,905,134	117,519,199	117,728,025
Effect of share options in issue	269,975	860,209	453,653	465,704	1,451,284
Weighted average number of ordinary shares at end of period - for diluted earnings per share	115,844,977	119,093,807	118,358,787	117,984,903	119,179,309

8. Reconciliation of movement in capital and reserves

	Share capital	Share premium	Capital redemption reserve	Hedging reserve	Retained earnings	Total equity
	$000	$000	$000	$000	$000	$000
Balance at 31 December 2007	198	58,774	497	-	114,399	173,868
Total recognised income and expense	-	-	-	(1,051)	7,413	6,362
Equity settled transactions, including deferred tax effect	-	-	-	-	2,711	2,711
Current tax on equity settled transactions	-	-	-	-	23	23
Share options exercised by employees	-	27	-	-	-	27
Purchase and cancellation by the Company of its own shares	(6)	-	6	-	(6,661)	(6,661)
Balance at 28 December 2008	**192**	**58,801**	**503**	**(1,051)**	**117,885**	**176,330**

During the 52 week period to 28 December 2008 the Company purchased, under the share repurchase programme which was announced on 29 July 2008, a total of 3,209,000 ordinary 0.1 pence shares. All of those repurchased shares were then cancelled.

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights
Released	12:05 30-Jan-09
Number	5449M12

RNS Number : 5449M
Wolfson Microelectronics PLC
30 January 2009

Edinburgh, 30 January 2009

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,120,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,120,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Settlement fine with FSA
Released	10:47 20-Jan-09
Number	9279L10

RNS Number : 9279L
Wolfson Microelectronics PLC
20 January 2009

Wolfson Microelectronics
(Wolfson or "the Company")

Settlement fine with FSA

Wolfson announces that, following an investigation into the circumstances surrounding the announcement of loss of business from a major customer in March 2008, the FSA has found Wolfson in breach of DTR 2.2.1 and Listing Principle 4. The FSA has ruled that, by failing to release inside information as soon as possible, Wolfson failed to communicate information in such a way as to avoid the creation or continuation of a false market. The FSA has imposed a fine of £200,000 (£140,000 payable after penalty is discounted by 30% pursuant to the stage 1 early settlement discount scheme), but has not taken any action against any of the individual directors.

The FSA took into account, among other things, the following in determining the penalty imposed on Wolfson:

- that there was no intention on Wolfson's part to mislead the market
- that the Company considered the impact of the loss of business on their revenue and its obligations under DTR in a timely fashion
- Wolfson's initial reaction appeared to have been that the company should announce
- Wolfson sought the advice of Makinson Cowell (believing them to be appropriately authorised to give such advice) and, on receiving their advice that no announcement was required, followed it in good faith
- Wolfson discussed the news at the Board Meeting and then decided to

take further legal advice
- Wolfson then followed the legal advice, promptly took corrective action and released an announcement
- Wolfson cooperated fully with the FSA investigation

Michael Ruettgers, Chairman of Wolfson Microelectronics plc, stated: "It was never the intention of the Company to mislead the market and we are pleased that this has been taken into account by the FSA. On receiving the information about the loss of business, the Company immediately sought advice and acted upon it. Upon discovering that the initial advice was incorrect, the Company took prompt action and made the announcement."

The Board considers it is in the best interests of the Company to accept the position reached with the FSA. This will avoid incurring the significant additional cost, both direct financial expenses and management time that would be required to pursue a reference to the Financial Services and Markets Tribunal.

Enquiries:

Wolfson Microelectronics
Mark Cubitt, CFO 0131 272 7000

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

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